SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding cash dividend declaration on the Company’s Series V, VI and VII Convertible Preferred Stock and Series E, K, O and U 10% Cumulative Convertible Preferred Stock.	6

Exhibit 1

August 28, 2006

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP – Operations Group

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on August 28, 2006, the following cash dividends were declared out of the unrestricted retained earnings of the Company as of December 31, 2005:

1.         P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending October 15, 2006, payable on October 15, 2006 to the holders of record on September 27, 2006;

2.         US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending October 15, 2006, payable on October 15, 2006 to the holders of record on September 27, 2006;

3.         JY10.179725 per outstanding share of Series VII Convertible Preferred Stock for the quarter ending October 15, 2006, payable on October 15, 2006 to the holders of record on September 27, 2006 (For purposes of this declaration, the holder of Series VII Convertible Preferred Stock is entitled to JY.113108 per day per outstanding share of Series VII Convertible Preferred Stock for the period July 16, 2006 to August 17, 2006, the day prior to the conversion of Series VII Convertible Preferred Stock to common shares);

4.         P1.00 per outstanding share of the Company’s Series E 10% Cumulative Convertible Preferred Stock, for the annual period ending September 30, 2006, payable on October 31, 2006, to the holders of record on September 27, 2006;

Exhibit 1

5.         P1.00 per outstanding share of the Company’s Series K 10% Cumulative Convertible Preferred Stock, for the annual period ending September 30, 2006, payable on October 31, 2006, to the holders of record on September 27, 2006;

6.         P1.00 per outstanding share of the Company’s Series O 10% Cumulative Convertible Preferred Stock, for the annual period ending September 30, 2006, payable on October 31, 2006, to the holders of record on September 27, 2006;

7.         P1.00 per outstanding share of the Company’s Series U 10% Cumulative Convertible Preferred Stock, for the annual period ending September 30, 2006, payable on October 31, 2006, to the holders of record on September 27, 2006.

Thank you.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,190,955 As of July 31, 2006	NA	NA
Total No. of Stockholders	Domestic	Foreign

-------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  28 August 2006

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Exhibit 1

Item 9 (Other Events)

We disclose that the Board of Directors of Philippine Long Distance Telephone Company (the “Company”), at its meeting held on August 28, 2006 declared, out of the unrestricted retained earnings of the Company as of December 31, 2005, the following cash dividends:

1. P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending October 15, 2006, payable on October 15, 2006 to the holders of record on September 27, 2006;

2. US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending October 15, 2006, payable on October 15, 2006 to the holders of record on September 27, 2006;

3. JY10.179725 per outstanding share of Series VII Convertible Preferred Stock for the quarter ending October 15, 2006, payable on October 15, 2006 to the holders of record on September 27, 2006 (For purposes of this declaration, the holder of Series VII Convertible Preferred Stock is entitled to JY.113108 per day per outstanding share of Series VII Convertible Preferred Stock for the period July 16, 2006 to August 17, 2006, the day prior to the conversion of Series VII Convertible Preferred Stock to common shares);

4. P1.00 per outstanding share of the Company’s Series E 10% Cumulative Convertible Preferred Stock, for the annual period ending September 30, 2006, payable on October 31, 2006, to the holders of record on September 27, 2006;

5. P1.00 per outstanding share of the Company’s Series K 10% Cumulative Convertible Preferred Stock, for the annual period ending September 30, 2006, payable on October 31, 2006, to the holders of record on September 27, 2006;

6. P1.00 per outstanding share of the Company’s Series O 10% Cumulative Convertible Preferred Stock, for the annual period ending September 30, 2006, payable on October 31, 2006, to the holders of record on September 27, 2006;

Exhibit 1

7. P1.00 per outstanding share of the Company’s Series U 10% Cumulative Convertible Preferred Stock, for the annual period ending September 30, 2006, payable on October 31, 2006, to the holders of record on September 27, 2006.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

August 28, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 28, 2006